UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009569

February 25, 2004

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2004

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2004

Dear Mr. Parsons:

This is in response to your letter dated January 22, 2004 concerning the shareholder proposal submitted to ExxonMobil by the AFSCME Employees Pension Plan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Fund
1625 L Street, N.W.
Washington, DC 20036

34088

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 22, 2004

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Board Agenda Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the American Federation of State, County and Municipal Employees, on behalf of its Employees Pension Plan, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues not covered by the enclosed opinion of outside counsel, this letter is my opinion.

Proponent has not demonstrated eligibility to submit the proposal.

The proposal was received in our office on December 16, 2003. By letter dated December 18, 2003 (included in Exhibit 1), we notified the proponent as required by Rule 14a-8(f) that the proponent had failed to demonstrate eligibility under Rule 14a-8(b)(2).

Specifically, we advised the proponent that, in order to be eligible to submit a proposal, the proponent must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one-year by the date the proponent submits a proposal. We highlighted the fact that the letter from the proponent's custodian was dated December 1 and therefore failed to demonstrate ownership as of the December 16 date of submission.[1] As required by Rule 14a-8(f), we also advised the

[1] Staff Legal Bulletin No. 14 (July 13, 2001), Question C.1.(c)(3) (where proposal is submitted to the company on June 1, statement from record holder verifying that the shareholder owned securities

proponent that a response adequately correcting the problem must be postmarked or transmitted electronically to us no later than 14 days from the date the proponent received our letter. As a courtesy, we also enclosed a copy of Rule 14a-8 for the proponent's reference.

Our tracking information (included in Exhibit 1) indicates that our letter notifying the proponent of the deficiency in proof of ownership was received by the proponent on December 19, 2003. Over one month has elapsed since then and to date we have received no response to that letter. The proposal may therefore be omitted under Rule 14a-8(f).

<u>Proposal is not a proper subject for shareholder action under state law and implementation of the proposal would cause the company to violate state law.</u>

The proposal asks the Board to prepare and make available to shareholders an annual report regarding the actions taken by the Board and all committees thereof, including specifically (a) the agenda items on which the Board and each committee voted, (b) the agenda items on which a Board or committee vote was deferred, along with a general statement of the reason for the deferral, and (c) the existence of any non-unanimous Board or committee vote, identifying the director or directors whose votes were not in accord with the majority.

ExxonMobil is a New Jersey corporation. In the opinion of Pitney, Hardin, Kipp & Suzch, special New Jersey counsel for ExxonMobil (enclosed as Exhibit 2), the proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the jurisdiction of ExxonMobil's organization and under Rule 14a-8(i)(2) because the proposal, if implemented, would cause the company to violate New Jersey law.

As explained in more detail in the Pitney Hardin opinion, Section 14A:5-28 of the New Jersey Business Corporation Act governs shareholder access to corporate records, including minutes of the proceedings of the board[2]. Sections 14A:5-28(2) and (3) govern shareholder access to financial information and to the minutes of shareholder meetings and record of shareholders, but do not provide for access to records of Board proceedings. Access to records of Board proceedings falls under Section 14A5-28(4), which reserves to the New Jersey courts the power, upon proof by a shareholder of proper purpose, to compel the production for examination by such shareholder of books and records and minutes. Section 14A:5-28(4) further establishes the discretion of the court to prescribe any limitations or conditions with reference to the inspection, or award any other or further relief as the court may deem just and proper.

---

continuously for one year as of May 30 does not demonstrate sufficiently continuous ownership of securities as of the time he or she submitted the proposal).

[2] Minutes of the Board would encompass the material requested by the proposal, including agendas and voting records of individual directors.

This provision reflects a long-standing principle of New Jersey law that, as noted in the case law cited in Exhibit 2, the power of the court to order an inspection of the books of a corporation is so great, and its exercise may have such ruinous consequences that it will be ordered only when a case is presented which indicates not only a bona fide desire to safeguard the interests of all stockholders but a probability that the interests of all will be served by the proposed investigation. The shareholder proposal, which asks the Board generally to publish records of its proceedings, seeks to circumvent established procedures under New Jersey law which empower New Jersey courts to serve as the gatekeeper for disclosure of such material by giving the court discretion to determine, on a case by case basis, whether the shareholder's request is made in good faith and for a proper purpose, whether granting such access would not be in the best interests of all shareholders, and ultimately whether access to such materials should be granted. The proposal is therefore not a proper subject for shareholder action.

Implementation of the proposal would also place the directors in breach of their fiduciary duties under New Jersey law. Directors have a fiduciary duty to act in the best interest of shareholders which, as evidenced by Section 14A5-28, requires confidentiality of Board proceedings. Shareholders at large have no such corresponding duty and would be free to use the information disclosed in response to the proposal for any purpose, whether proper or improper. Such disclosure, absent the special circumstances and safeguards contemplated by Section 14A5-28, could harm the best interests of shareholders. For example, even disclosure of agenda items could be harmful to shareholder interests since those agenda items frequently include consideration of competitive strategy or major transactions, or may not reflect matters actually discussed. Moreover, New Jersey law reflects a concern that making the inner workings of the Board and its committees open to shareholder review would chill the willingness of directors to engage in frank and open debate and impair the effective functioning of the Board. In seeking disclosure of such proceedings, the proposal asks the Board to act in a manner contrary to the best interests of shareholders and therefore to violate the Board's fiduciary duty.

Of course, certain decisions taken by the Board or its committees (such as the selection and compensation of the CEO, the declaration of a dividend, the selection of the independent auditor, or the approval of a merger) are disclosed to shareholders at the appropriate times and in the appropriate manner (including through press releases, the annual report to shareholders, the proxy statement, and current reports on Form 8-K). But the proposal is specifically not requesting disclosure of the outcome of Board deliberations, which in most cases is already subject to disclosure. The proposal specifically seeks to get behind Board decisions to the inner workings of Board and committee deliberations, and it is just those inner workings that New Jersey law has determined should be protected from disclosure.

Proposal relates to ordinary business.

The staff has repeatedly held proposals relating to the manner in which the Board communicates with shareholders relate to the company's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7). That is precisely what the proposal seeks to do (i.e., specify that the Board must use a prescribed form of report in communicating with shareholders).

Importantly, the proposal is not limited to disclosure only of significant items of business that might be appropriate matters for shareholder review, but requires disclosure of all agenda items taken up for vote by the Board or any committee. Many such agenda items will involve the company's ordinary business affairs. See Pfizer Inc. (available January 7, 2004) (proposal requesting board to supply all information requested by shareholders may be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations (i.e., communications with the board and management on matters relating to Pfizer's ordinary business)); and Thermo Electron Corporation (available April 2, 2001) (proposal for board to present every decision and other action taken by the board to shareholders excludable under Rule 14a-8(i)(7) as relating to ordinary business operations (i.e., communications with management on matters relating to the company's ordinary business operations)). See also, Comverse Technology, Inc. (available September 8, 2003) (exclusion of proposal relating to procedures for enabling shareholder communications on matters relating to ordinary business); The Kroger Co. (available March 18, 2002) (exclusion of proposal relating to procedures for communications with management on matters relating to ordinary business operations); and Jameson Inns, Inc. (available May 15, 2001) (exclusion of proposal relating to procedures for improving shareholder communications).[3]

Proposal requests a report which by definition could have no content.

The proposal states that the requested report of Board and committee proceedings may "omit confidential and proprietary information". Under ExxonMobil's Corporate Governance Guidelines (excerpt attached as Exhibit 3), and consistent with the principles of New Jersey law discussed above, all proceedings of the Board and its committees are confidential. Therefore, the requested report would by its own terms have no content. Under these somewhat unique circumstances, we believe the proposal could be omitted under Rule 14a-8(i)(3) as being misleading (in that the proposal appears to provide for additional disclosure but in fact would have no effect) or under Rule 14a-8(i)(10) as having been substantially implemented (in that the proposal would not require the Board to take any new action).

[3] We note that even where a portion of a proposal relates to ordinary business, the entire proposal may be excluded. See Wal-Mart Stores, Inc. (available March 15, 1999) and Associated Estates Realty Corporation (available March 23, 2000).

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. ExxonMobil will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year taking issue with particular false or misleading statements that may be contained in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

JEP/dl

Enclosures

c w/enc: Mr. Gerald W. McEntee
Chairman
American Federation of State,
County and Municipal Employees
1625 L Street, N.W.
Washington, DC 20036

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

December 12, 2003

VIA Overnight Mail and Telecopier (972) 444-1350
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
Attention: Patrick T. Mulva, Secretary

Dear Mr. Mulva:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant the 2003 proxy statement of Exxon Mobil (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 121,476 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE:jhk
enclosure

RESOLVED, that the shareholders of Exxon Mobil Corporation ("Exxon Mobil") ask the Board of Directors (the "Board") to prepare and make available to shareholders on an annual basis a separate report (the "Report") regarding the actions taken by the Board and all committees thereof (each, a "Committee") in the prior year. The Report should be prepared at reasonable cost and should omit confidential and proprietary information. Specifically, the Report should disclose:

(a) the agenda items on which the Board and each Committee voted;
(b) the agenda items on which a Board or Committee vote was deferred, along with a general statement of the reason for the deferral; and
(c) the existence of any non-unanimous Board or Committee vote, identifying the director or directors whose votes were not in accord with the majority.

SUPPORTING STATEMENT

In recent years, increased attention has been focused on the need for corporate boards of directors to be accountable to shareholders and to advance shareholder interests. To that end, the Securities and Exchange Commission has proposed rules which would give shareholders the right to nominate director candidates on company proxy statements, under certain circumstances. Corporate governance ratings services evaluate the performance of boards as a whole, relying on data regarding board composition, company governance practices and other factors.

It is still difficult, however, for shareholders to evaluate the effectiveness of individual directors. Very rarely, a director will indicate publicly that he or she disagrees with a board decision, but in the vast majority of cases shareholders have no way of knowing about dissent within a board. In our opinion, the paucity of public information on the board's agenda items and votes thereon prevents shareholders from making full use of their rights to withhold votes from individual directors, select directors for replacement with a "short slate" advanced through a shareholder's separate proxy materials, and, if the SEC's proposed rules take effect, target directors for challenge in the company's own proxy materials.

We believe there are compelling reasons that Exxon Mobil shareholders might want to learn more about the ways in which individual company directors are representing shareholder interests. Exxon Mobil continues to face challenges in its core exploration and production business. After Exxon Mobil posted a 3% production decline in the third quarter of 2003, analyst Mark Gilman of First Albany Corporation warned that the results "raise[] concerns with respect to decline rates in mature areas and the robustness of the company's development inventory."

We also believe that shareholders would benefit from more information about how Exxon Mobil's board is responding to the risks associated with global climate change. An August 18, 2002 New York Times article characterized these risks as a possible "'off balance sheet' land mine" for companies.

We urge shareholders to vote for this proposal!

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

December 11, 2003

<u>VIA Overnight Mail and Telecopier (972) 444-1350</u>
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
Attention: Patrick T. Mulva, Secretary

Dear Mr. Mulva:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,

Charles Jurgonis
Plan Secretary

enclosure

STATE STREET.
For Everything You Invest In

William C. Collins
Vice President
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-2024
Facsimile: (617) 537-5410
wccollins@statestreet.com

December 1, 2003

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Certification Letter for EXXON MOBIL (cusip #30231G102)

Dear Ms Waybright:

State Street Bank and Trust Company is Trustee **for 121,476 shares of Exxon Mobil common stock (cusip # 30231G102)** held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this certification letter. The Plan continues to hold the shares of Exxon Mobil stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,

William Collins

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 18, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. Gerald W. McEntee
Chairman
American Federation of State,
County and Municipal Employees
1625 L Street, N.W.
Washington, DC 20036

Dear Mr. McEntee:

This will acknowledge receipt of the proposal concerning a report on Board and Committee actions, which you have submitted on behalf of the AFSCME Employees Pension Plan in connection with ExxonMobil's 2004 annual meeting of shareholders.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 16, 2003. The letter you enclosed from State Street is dated December 1 and therefore fails to demonstrate your eligibility as required by Rule 14a-8(b)(2)(i). **Your response adequately correcting this problem must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.**

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We are interested in discussing this proposal with you and will contact you in the near future to begin a dialogue.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



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PITNEY, HARDIN, KIPP & SZUCH LLP

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January 21, 2004

ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Shareholder Proposal

ExxonMobil Corporation (the "Corporation"), a corporation organized under the New Jersey Business Corporation Act (the "NJBCA"), has received a request to include in its proxy materials for its 2004 annual meeting of shareholders a proposal (the "Proposal") which, if adopted by the shareholders, would require the Board of Directors of the Corporation (the "Board") to prepare and make available on an annual basis a report regarding the actions taken by the Board and all committees thereof in the prior year, including disclosure of (i) agenda items on which the Board and each committee voted, (ii) agenda items on which a vote was deferred, along with a general statement of the reason for such deferral, and (iii) the existence of any non-unanimous Board or committee vote, identifying the director or directors whose votes were not in accord with the majority.

You have asked us whether the Proposal is a proper subject for action by shareholders under the laws of the State of New Jersey.

We have reviewed the shareholder proposal submitted to the Corporation by American Federation of State, County and Municipal Employees, on behalf of its Employees Pension Plan (the "Proponent") and the correspondence from the Proponent to the Corporation dated December 12, 2003. We have also reviewed the certificate of incorporation and by-laws of the Corporation.

For the reasons that follow, it is our opinion that the Proposal may be omitted under Rule 14a-8(i)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it is not a proper subject for shareholder action under the laws of the State of New Jersey, and under Rule 14a-8(i)(2) of the Exchange Act because the Proposal, if implemented, would cause the Corporation to violate New Jersey law.

Analysis

Section 14A:5-28 of the NJBCA governs shareholder access to corporate records, including minutes of the proceedings of the Board. The material requested by the Proposal, including agendas and voting records of individual directors, are part of the Corporation's books and records of account and minutes. Sections 14A:5-28(2) and (3) provide for shareholder access to financial information and to the minutes of shareholder meetings and record of shareholders, but do not provide for access to records of Board proceedings. Section 14A:5-28 gives shareholders the right to examine the shareholder voting list during a shareholder meeting and the right, for any proper purpose, to inspect and make extracts from the shareholder records and minutes of shareholder meetings. A shareholder may, upon presentation of proof of proper purpose in accordance with Section 14A:5-28(4), petition a court to compel the production for examination by the shareholder of the books and records, minutes, and record of shareholders of a corporation, provided that the request to inspect must be made in good faith and for a purpose germane to the shareholder's rights or status as a shareholder. *See, e.g., Feick v. Hill Bread Co., supra*; *Pilat v. Broach Sys., Inc.,* 108 N.J. Super. 88, 95 (Law Div. 1969); *Kemp v. Sloss-Sheffield Steel & Iron Co.*, 128 N.J.L. 322, 323 (Sup. Ct. 1942). The right to inspect these materials is a qualified rather than an absolute right. *Bruning v. Hoboken Printing & Pub. Co.*, 67 N.J.L. 119 (Sup. Ct. 1902); *Feick v. Hill Bread Co.*, 91 N.J.L. 486, 488 (Sup. Ct. 1918), *aff'd o.b.*, 92 N.J.L. 513 (E. & A. 1918).

The power of a New Jersey court to order inspection rights is discretionary and is to be exercised carefully. *See In re De Vengoechea*, 86 N.J.L. 35 (Sup. Ct. 1914). It is the settled law of New Jersey that the power to order an inspection of the books of a corporation is so great, and its exercise may have such ruinous consequences, that it will be ordered only when "a case is presented which indicates not only a *bona fide* desire to safeguard the interests of all stockholders but a probability that the interests of all will be served by the proposed investigation." *Id.* at 37; *see Vernam v. Scott*, 12 N.J. Misc. 177 (Sup. Ct. 1934); *Fulle v. White Metal Mfg. Co.*, 13 N.J. Misc. 591 (Sup. Ct. 1935).

Section 14A:5-28 provides for an established set of procedures pursuant to which a shareholder of a New Jersey corporation may request access to books and records, including minutes of Board proceedings. These procedures empower New Jersey courts to serve as the gatekeeper for such materials by giving the court the discretion to determine, on a case-by-case basis, whether the shareholder's request is made in good faith and for a proper purpose, whether granting such access would not be in the best interests of all of the shareholders of the corporation, and ultimately, whether access to such materials should be granted. The Proposal seeks to circumvent the procedures set forth in Section 14A:5-28 and supersede the court's authority to make such determination. The proposal is therefore not a proper subject for shareholder action.

Implementation of the Proposal would also cause the Board to violate its fiduciary duty. Directors of a New Jersey corporation have a fiduciary duty to act in the best interest of shareholders of the corporation. *See, e.g., Hill Dredging Corp. v. Risley,* 18 N.J. 501, 530 (1955); *Whitfield v. Kern,* 122 N.J. Eq. 332, 340-41 (E. & A. 1937); *Daloisio v. Peninsula Land Co.,* 43 N.J. Super. 79, 88 (App. Div. 1956); *Eliasberg v. Standard Oil Co.,* 23 N.J. Super. 431, 441 (Ch. Div. 1952). Shareholders of a corporation have a right to control and vote their shares in their own interest without regard to fiduciary duties owed to other shareholders or to the corporation. Only a majority shareholder may have a fiduciary duty to other shareholders. The motive of a shareholder in taking any action may be for personal profit or determined by whim or caprice. *Bershad v. Curtiss-Wright Corporation, et. al.,* 535 A.2d 840, 845 (Del. 1987).[1] Because the Board's fiduciary duty to manage a corporate enterprise may not be delegated to shareholders *See Paramount Communications, Inc. v. Time, Inc.,* 571 A.2d 1140, 1154 (Del. 1989), the Board is not free to abandon the confidentiality of its internal discussions or its previously determined course of action if it in good faith believes it to be correct.

The Proposal does not restrict what shareholders can do with the information that the Proposal would require the Corporation to disclose. Because shareholders receiving this information owe no fiduciary duty to the Corporation or to each other and can use the information for any purpose whatsoever, whether proper or improper, by requiring the Board to publicly disclose confidential information regarding its actions and the actions of Board committees, including agenda items and the results of director voting, even in instances where such disclosure would be contrary to the best interests of the shareholders and the Corporation, the Proposal would compel the directors to breach their fiduciary duty to the Corporation.

Disclosure of agenda items could be harmful to shareholder interests because those items frequently include consideration of competitive strategy or major transactions. Making the inner workings of the Board and its committees open to shareholder review could chill the willingness of directors to engage in frank and open debate and impair the effective functioning of the Board.

Because disclosure of Board proceedings and agenda items made other than in accordance with the applicable statutory procedures is contrary to the best interests of the shareholders, and the Board has a fiduciary duty to act in the best interests of the shareholders, the Proposal, if implemented, would cause the Board to violate its fiduciary duty to the Corporation.

---

[1] The New Jersey courts generally have held that in analyzing corporate law issues in which the New Jersey statutes and case law do not provide an answer, Delaware case law may be considered to be an "appropriate source of reference." *See Pagostin v. Uniroyal, Inc., et. al.,* 216 N.J.Super. 363, 373 (1987), *In Re: PSE&G Shareholder Litigation,* 173 N.J. 258 (2002).

In conclusion, the Proposal both directly contravenes New Jersey law establishing procedures for inspection of Board records and, if implemented, would cause the Board to violate its fiduciary duty. The Proposal is therefore contrary to, and in violation of, New Jersey law.

This opinion has been rendered to you for the purpose of your request to the United States Securities and Exchange Commission (the "SEC") and, for such purposes, may be submitted to the SEC and may be relied upon by the SEC.

Very truly yours,

Pitney, Hardin, Kipp & Szuch LLP

PITNEY, HARDIN, KIPP & SZUCH LLP

consideration by the Board in the event of retirement or other substantial change in the nature of the director's employment or other significant responsibilities.

Former Officers. The Board does not believe that former officers of ExxonMobil should continue to serve on the Board after they no longer hold that officer position.

Director Selection; Qualifications; Education

Director Candidates. The Board, acting on the recommendation of the Board Affairs Committee, will nominate a slate of director candidates for election at each annual meeting of shareholders and will elect directors to fill vacancies, including vacancies created as a result of any increase in the size of the Board, between annual meetings. The Board Affairs Committee will review and update the selection guidelines for non-employee directors from time to time and make recommendations to the Board as appropriate.

Orientation. New non-employee directors will receive a comprehensive orientation from appropriate executives regarding ExxonMobil's business and affairs.

Continuing Education. It is expected that, at least annually, all directors will participate in a continuing education event (which may coincide with a regular Board meeting) addressing, among other things, current developments and best practices in corporate governance. Reviews of aspects of ExxonMobil's operations will be presented by appropriate executives from time to time as part of the agenda of regular Board meetings. The Board will also normally conduct an on-site visit to an ExxonMobil facility other than the corporate headquarters in conjunction with a regular Board meeting at least once every other year.

Board Meetings

Number of Regular Meetings. The Board normally holds eight regular meetings per year. Additional meetings may be scheduled as required.

Agenda and Briefing Material. An agenda for each Board meeting and briefing materials will, to the extent practicable in light of the timing of matters that require Board attention, be distributed to each director approximately one week prior to each meeting. The Chairman will normally set the agenda for Board meetings. Any director may request the inclusion of specific items.

Meeting Attendance. It is expected that each director will make every effort to attend each Board meeting and each meeting of any committee on which he or she sits. Attendance in person is preferred but attendance by teleconference is permitted if necessary.

Director Preparedness. Each director should be familiar with the agenda for each meeting, have carefully reviewed all other materials distributed in advance of the meeting, and be prepared to participate meaningfully in the meeting and to discuss all scheduled items of business.

Confidentiality. The proceedings and deliberations of the Board and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 22, 2004

The proposal relates to actions taken by the board and its committees.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to ExxonMobil's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Grace K. Lee
Special Counsel